Exhibit 14.1

Lands’ End, Inc.

Corporate Governance Guidelines

The Board of Directors of Lands’ End, Inc. (the “Board”) is committed to the maximization of stockholder value while adhering to all applicable laws and observing the highest ethical standards. These Corporate Governance Guidelines, which have been approved by the Board, should be interpreted in the context of all applicable laws and the certificate of incorporation, bylaws and other corporate governance documents of Lands’ End, Inc. (the “Corporation”). The Board recognizes corporate governance as a matter of importance, and will review these Corporate Governance Guidelines at least annually, and more often if deemed appropriate.

1. Board Size

The Board believes that 6 to 8 members is the optimum size range for the Board. However, the Board would be willing to go to a somewhat larger size in order to accommodate the availability of an outstanding candidate.

2. Board Meetings

Directors are expected to attend the annual stockholders meeting, Board meetings, and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the Directors before the meeting, and Directors should review these materials in advance of the meeting. The independent Directors will meet regularly in executive session in conjunction with regularly scheduled Board meetings. Executive sessions of the independent Directors will occur at least twice a year as determined by the independent Directors.

A Director can make a valuable contribution through focused discussion of and relevant inquiry into management proposals. Any questions that occur to a Director, however basic, should be raised and discussed.

3. Board Agendas

The Chairman of the Board, or another designee of the Board, working with the other Directors and management, will establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Corporation’s long-term strategic plans and the principal issues that the Corporation will face in the future during at least one Board meeting each year.

4. Board Committees

The Board will have at all times an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Compensation Committee will have a Benefit-Plan Subcommittee. Members of the Audit Committee will be independent

Directors to the extent required by the rules of NASDAQ Stock Market and by other applicable laws and regulations. Members of the Benefit-Plan Subcommittee will be independent Directors to the extent required by Section 162(m) of the Internal Revenue Code (and the related rules of the Internal Revenue Service), Rule 16b-3 of the Securities and Exchange Commission, and by other applicable laws and regulations. The Board may have additional standing and temporary committees as appropriate. In general, committee members will be appointed by the Board with consideration of the desires of individual Directors. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not feel that rotation should be mandated as a policy.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees.

The chairman of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda. The meeting schedule for each committee will be furnished to all Directors.

5. Election of Chairman of the Board and the CEO

In accordance with the Corporation’s Bylaws, the Board elects the Chairman of the Board and elects the Chief Executive Officer. The Board has no policy with respect to the separation of the positions of Chairman of the Board and the Chief Executive Officer. As of the date of these Corporate Governance Guidelines these positions are separated. The Board believes that this issue is part of the succession planning process, which is overseen by the Compensation Committee, and that it is in the best interests of the Corporation for the Board to make a determination whenever it elects a new Chairman of the Board or Chief Executive Officer.

6. Director Qualifications/Attributes

Board members must possess a high degree of integrity and should have broad knowledge, experience, and mature judgment. In addition to the meaningful economic commitment to the Corporation that is expressed in the “Stock Ownership” section of these Corporate Governance Guidelines, members should possess predominately business backgrounds, have experience at policy-making levels in business or technology, and bring a diverse set of business experiences and perspectives to the Board.

7. Director Independence

In accordance with the rules of the NASDAQ Stock Market, by the earlier of April 4, 2015 and the Company’s first annual stockholders meeting a majority of the Directors will be independent.

8. Term Limits

The Board does not believe it should establish term limits. While term limits could help insure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.

9. Director Selection

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications and independence of the members of the Board and its various committees on a periodic basis as well as the composition of the Board as a whole. This assessment will include members’ qualifications, their economic interest in the Corporation, as well as consideration of diversity, age, skills, and experience in the context of the needs of the Board. Nominees for directorship will be recommended to the Board by the Nominating and Corporate Governance Committee in accordance with the policies and principles in its charter.

The ultimate responsibility for selection of new candidates resides with the Board of Directors.

10. Director Orientation

The CEO and the General Counsel shall provide an orientation program for Directors to enable them to carry out their responsibilities. Orientation will include, at a minimum, briefing sessions with corporate senior management regarding the Corporation’s financials, strategic plans, and key policies. Orientation may also include store visits with senior management to familiarize Directors with basic merchandising and store operations.

11. Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Corporation. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO or the Secretary or directly by the Director. The Directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Corporation and will, to the extent appropriate, copy the CEO on any written communications between a Director and an officer or employee of the Corporation.

The Board welcomes regular attendance at each Board meeting of the appropriate representatives of senior management of the Corporation as shall be determined from time to time, subject to the Board’s right in all instances to meet in executive session or with a more limited number of management representatives. If the CEO wishes to have additional Corporation personnel attend on a regular basis, this suggestion should be brought to the Chairman of the Board for consideration.

12. Director Responsibilities

The basic responsibility of the Directors is to exercise their business judgment in good faith to act in what they reasonably believe to be in the best interests of the Corporation. In discharging that obligation, Directors should be entitled to rely on the honesty and integrity of their fellow Directors and the Corporation’s senior executives and outside advisors and auditors. The Directors shall also be entitled to have the Corporation purchase reasonable Directors’ and Officers’ liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Corporation’s articles of incorporation, by-laws and any indemnification agreements, and to exculpation as provided by state law and the Corporation’s articles of incorporation.

The Board and each committee have the power to hire at the expense of the Corporation independent legal, financial, and other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance. The Board and each committee recognize that the expenses incurred by the Board are ultimately paid for by the stockholders. The Board and its committees are committed to evaluating the benefit and the cost to the stockholders of its actions. Directors are expected to devote the time and to have the ability to analyze and evaluate business decisions without the reliance on outside advisors, except where the specific circumstances dictate otherwise.

The Board expects that each of its Directors will periodically visit Corporation stores throughout the country and report to the CEO and the other members of the Board on the results of such visits. The CEO will provide a key items list to help Directors generate the most value from those trips and will provide financial details on the stores in advance upon a Director’s request.

13. Changes in Professional Responsibility

Individual Directors who change the principal occupation, position, or responsibility they held when they were elected to the Board should volunteer to resign from the Board. While the Directors who retire or change from the position they held when they joined the Board should not necessarily leave the Board, there should be an opportunity for the Board through the Nominating and Corporate Governance Committee to review the continued appropriateness of Board membership when there has been a change in the professional role of a Director.

14. Outside Directorships

Directors should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. There should be an opportunity for the Board through the Nominating and Corporate Governance Committee to review the Director’s availability to fulfill his or her responsibilities as a Director if he or she serves on more than three other public company boards. These Corporate Governance Guidelines apply equally to the CEO and the other executives and officers of the Corporation.

15. Public Communications

The Board believes that the management speaks publicly for the Corporation. While individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation, the Board expects that Board members will speak publicly for the Corporation only with the knowledge of the management and, absent unusual circumstances, only at the request of management.

16. Ethics

Directors are expected to act in compliance with these Corporate Governance Guidelines, the Board of Directors Code of Conduct, and applicable laws and regulations. Employee Directors are also governed by the Corporation’s Code of Conduct.

17. Director Compensation

The form and amount of Director compensation will be determined from time to time by the Board, taking into account any review and recommendations of the Nominating and Corporate Governance Committee. The Board will consider that Directors’ independence may be jeopardized if Director compensation and perquisites exceed customary levels, if the Corporation makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Corporation enters into consulting contracts with (or provides other indirect forms of compensation to) a Director or an organization with which the Director is affiliated.

The Board expects that the contribution to the value of the Corporation by its Directors will ultimately be reflected in the price of the Corporation’s common stock. Therefore, over the long-term, the most effective form of compensation to Directors is the appreciation in the price of the Corporation’s common stock held by the Directors.

18. Stock Ownership

It is important to align the interests of Board members and the Corporation’s stockholders. To that end, the Board requires that each non-employee Director acquire a number of shares of the Corporation’s common stock in an amount that, at cost, is equal to one times the amount of the Director’s annual retainer in effect on the date when the Director first becomes a member of the Board (such dollar amount the “Retainer Amount”). The Director must meet the foregoing acquisition requirement by the third anniversary of that date unless, due to employment or legal restrictions, the Director is unable to acquire the Corporation’s common stock. During the Director’s Board service the Board expects that the Director will continue to beneficially own a number of shares of the Corporation’s common stock the market value of which is no less than the Retainer Amount.

19. CEO and Board Annual Evaluation

The Compensation Committee will conduct an annual review of the CEO’s performance, as set forth in its charter. The Board of Directors will review the Compensation Committee’s report in order to confirm that the CEO is providing effective leadership for the Corporation in the long- and short-term.

The Compensation Committee should periodically report to the Board on succession planning. The entire Board will work with the Compensation Committee to nominate and evaluate potential successors to the CEO. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee will receive comments from all Directors and report annually to the Board with an assessment of the Board’s performance. This will be discussed with the full Board following the end of each fiscal year. The assessment will focus on the Board’s contribution to the Corporation and specifically focus on areas in which the Board or management believes that the Board could improve.